UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

☑

Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

Peace Arch Entertainment to be Featured on TradersNation Radio Talk Show to Discuss Achievements and Strategic Vision

Company President John Flock to Outline Film and Television Projects, and Recent Key Acquisitions

TORONTO--(BUSINESS WIRE)-May 11, 2006--Peace Arch Entertainment Group Inc. (AMEX:PAE - News; TSX:PAE.LV - News), one of North America's fastest-growing independent film and television companies, today announced that its President, John Flock, will be interviewed on the popular syndicated investment-oriented radio talk show, Traders Nation(TM), scheduled for broadcast 11 a.m. to 12 p.m. ET, Monday, May 15.

In the interview, Mr. Flock will discuss Peace Arch's recent business development activities and strategic initiatives. Peace Arch produces, finances and distributes films, television and home entertainment for the global entertainment industry.

The Company is currently in post-production on two theatrical films and one cable television movie, all of which are expected to be completed by the end of 2006.

"Peace Arch is very pleased to discuss our corporate business strategy and vision for further development and expansion with the listeners of TradersNation.com," said Mr. Flock. "This is an exciting period of growth and activity at our Company, and we are encouraged by the recent achievement of several key business milestones."

Other recent achievements include the January 2006 acquisition of kaBOOM! Entertainment, one of Canada's leading home entertainment companies. The Company also recently entered into a letter of agreement under which Peace Arch will acquire over 500 motion pictures from the film library of Dream/CHP, one of the largest independent film libraries in the world.

To listen to the live radio interview, please visit www.tradersnation.com/radio.shtml. To call into the radio show, please use caller line: 1-866-SMCAPPS / 1-866-762-2777.

About Traders Nation(TM)

Traders Nation broadcasts are fed on the New York ABC's Starguide Satellite System, which can be received by over 4,000 radio stations across the United States. Station affiliates capture Traders Nation for either a simulcast or rebroadcast of the show. Traders Nation is currently syndicated online with 119 sites carrying the show and is broadcast on WTAN 1400AM & WZHR 1340AM in Tampa, Florida, and KWAI 1080AM in Hawaii. Traders Nation is heard by tens of thousands of end users via QuoteStream online financial software. Multiple segments make up the "live" hour-long Traders Nation program where listeners can gather daily to hear the latest small cap news of the day and scheduled guests, from industry experts and CEOs. Traders also share investing, trading strategies and potential hot stock plays swirl throughout the call-in portion of the show.

About Peace Arch Entertainment Group Inc.

Peace Arch creates, develops, finances, produces and distributes proprietary feature film and television programming for worldwide markets. Based in Toronto, with operating divisions in Vancouver, Los Angeles and London, Peace Arch has put eight new features into production since September 2005. This includes six titles for its new genre label Archetype Films, as well as "DELIRIOUS" starring Steve Buscemi, Michael Pitt, Alison Lohman and Gina Gershon, and "CHAPTER 27" starring Jared Leto and Lindsay Lohan. The Company is publicly traded on the American and Toronto Stock Exchanges under the symbol PAE.

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

Contacts:

Peace Arch Entertainment Group Inc. Nicole Spracklin 416-487-0377 ext. 237 nspracklin@peacearch.com	Financial Communications Firm Trilogy Capital Partners Paul Karon Toll-free: 800-592-6067 paul@trilogy-capital.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	May 11, 2006	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.